December 29, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	David R. Humphrey,
Accounting Branch Chief,

Re:	Danaos Corporation
Form 20-F: For the Fiscal Year Ended December 31, 2010
Filed on April 8, 2011
File No. 001-33060

Dear Mr. Humphrey,

We refer to your letter dated December 15, 2011, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the Annual Report on Form 20-F for the year ended December 31, 2010 of Danaos Corporation (the “Company”).  To facilitate your review, we have reproduced below the comments from the December 15 letter in italicized, bold face text.  Our response follows each comment.

SEC Comment Number 1

Factors Affecting our Results of Operations, page 52

As noted on page 3 of your filing, the downturn in the container shipping market may continue to have an adverse effect on your earnings and compliance with loan covenants. As such, please consider revising your filing to include a table detailing the utilization of your current operating fleet. Such table should provide the following information:

•      Number of vessels whose charters are set to expire on a yearly basis.

•      TEU on expiring charters.

•      Contracted days.

•      Available days.

•      Contracted/Total days.

Please ensure this table covers yearly periods similar to those provided in your table on page 54. In addition, your risk factors indicate there is a risk of rechartering such vessels at a loss. In this regard, since the expiration and rechartering of your vessels

Danaos Corporation

c/o Danaos Shipping Co. Ltd

14 Akti Kondyli

185 45 Piraeus, Greece

Tel:  +30 210 419 6480

Fax: +30 210 419 6489

at lower rates than under their current chartering arrangements appears to be a known trend, please discuss the expected impact that rechartering such vessels, at current prevailing charters rates, will have on revenues and profits in future periods. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

Company Response

The Company acknowledges the Staff’s comment and it will enhance its disclosure in future filings of its Annual Report on Form 20-F by including a table detailing the utilization of its operating fleet as of December 31, 201X, as follows (below the Company has used actual data as of December 31, 2010 for illustrative purposes only):

	2011	2012 – 2013	2014 - 2015	2016 - 2020	2021 - 2028	Total
Contracted revenue (in millions)(1)	$452.8	$1,128.9	$1,097.8	$2,338.1	$885.8	$5,903.4
Number of vessels whose charters are set to expire in the respective period(2)	12	5	1	24	23	65
TEU on expiring charter in the respective period(2)	42,321	21,335	4,253	101,414	193,356	362,679
Contracted operating(3) days	18,182	36,230	33,908	67,264	20,197	175,781
Total Operating(3) days	20,187	46,442	46,126	109,247	140,133	362,135
Contracted Operating Days/ Total Operating days	90.1%	78.0%	73.5%	61.6%	14.4%	48.5%

(1)     Annual revenue calculations are based on an assumed 364 revenue days per annum, based on contracted charter rates from our current charter agreements. Additionally, the revenues above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above.

(2)     Refers to the incremental number of vessels with charters expiring within the respective period.

(3)     Operating days calculations are based on an assumed 364 operating days per annum. Additionally, the operating days above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the amount of operating days above.

The Company respectfully advises the Staff that it does not believe that rechartering its vessels at a lower rate was a known trend at the time of filing its Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) on April 8, 2011.  In fact, throughout the first eight months of 2011, a substantial majority of the charters entered into upon expiration of existing charters for the Company’s vessels were for higher rates than the expiring charter.  As discussed on page 83 of the 2010 Form 20-F, in the “Trend Information” section, the container shipping freight market experienced positive momentum in 2010, and freight rates for containers by the end of 2010 were significantly higher than the historically low rates seen in 2009.  In turn, the containership charter market improved in 2010 and continued to exhibit strength through and after the filing of the 2010 Form 20-F on April 8, 2011 before subsequently weakening in the latter part of the third quarter of 2011.  Moreover, containership charter rates are cyclical and volatile and, accordingly, whether rates will be higher or lower than the charter rates under a vessel’s existing charter when such charter expires represents a risk but cannot be known with certainty.

The Company also notes that, as disclosed on page 36 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, the charters for the Company’s vessels as of March 31, 2011 were scheduled to expire at staggered dates ranging from the second quarter of 2011 to the second quarter of 2028, with no more than 12 charters scheduled to expire in any 12-month period.  The Company’s strategy when charter rates are strong, is to charter its vessels under long-term time charters which reduces the adverse effect of the significant fluctuations in the charter market.  Conversely, the Company seeks charters with shorter durations in weaker charter markets.

Although, accordingly, the impact of vessel rechartering on revenues and earnings in future periods cannot be known with certainty, rechartering of those vessels with charters that expire in periods of weaker charter rates will affect the Company’s revenues and earnings as described under “Risk Factors” on pages 6 and 7 of the 2010 Form 20-F and under “Operating and Financial Review and Prospects-Factors Affecting our Results of Operations-Charter Rates” on page 53 of the 2010 Form 20-F.

SEC Comment Number 2

Liquidity and Capital Resources, page 64

In the last sentence of the third paragraph of this section, you state your belief that compliance with the terms of your financing arrangements will allow you to fund the remaining installment payments under your newbuilding contracts and satisfy your other liquidity needs. Please revise your disclosure to clarify whether your reference to “other liquidity needs” indicates that you anticipate that your primary sources of funds will be sufficient to satisfy all of the short-term, medium-term and long-term liquidity needs described in the preceding paragraph.

Company Response

The Company acknowledges the Staff’s comment and it will add the following clarifying sentence to its future filings:

“We anticipate that our primary sources of funds, including future equity or debt financings in the case of any further growth of our fleet beyond our currently contracted vessels, will be sufficient to satisfy all of the short-term, medium-term and long-term liquidity needs described in the preceding paragraph, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time.”

SEC Comment Number 3

Liquidity and Capital Resources, page 65

We note the disclosure on page 65 that, beginning after March 31, 2013, the terms of your Bank Agreement will require you to apply a substantial portion of your cash from operations to the repayment of principal under your financing arrangements. Please clarify this disclosure by indicating whether management believes the remaining portion of your cash from operations will be sufficient to fund all of your other obligations.

Company Response

The Company acknowledges the Staff’s comment and in its future filings intends to add the following clarifying disclosure after the sentence referred to in the Staff’s comment:

“We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations.”

SEC Comment Number 4

Impairment of Long-lived Assets, page 86

You indicate that an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2010, suggests that five of your 50 vessels may have current market values below their carrying values. In this regard, please consider expanding the Critical Accounting Policies section of your MD&A to also include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

Company Response

The Company will revise its disclosure in future filings of its Annual Report on Form 20-F by expanding the “Critical Accounting Policies” section of its “Operating and Financial Review and Prospects” to include a table presenting the information referred to in the Staff’s comment, as well as disclosure below such table on the aggregate market value and aggregate book value of those vessels identified as having market values below their book values.  A draft of the proposed table format and accompanying narrative is included below:

While the Company intends to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values are below their carrying values as of December 31, 201x. The carrying value of each of the Company’s vessels does not represent its market value or the amount that could be obtained if the vessel were sold. The Company’s estimates of market values are based on an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 201x, and is also in accordance with its vessels’ market valuation, as of December 31, 201x, as described in its credit facilities and accepted by its lenders.  In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record a loss for any of the vessels for which the market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel is impaired as discussed above in “Critical Accounting Policies — Impairment of Long-lived Assets”.

Vessel	TEU	Date of Acquisition	Purchase Price	Carrying Value as of December 31, 2011
Vessel 1
Vessel 2
Vessel 3
Vessel 4
Vessel 5*
Vessel 6*
Vessel 7*
Vessel 8
Total

* As of December 31, 201x, the vessel’s estimated market value is less than its carrying value.  We believe that the aggregate carrying value of these [#] vessels exceeds their aggregate market value by approximately $X million.

We believe, however, that each of these [#] vessels, each of which is currently under time charter, will recover their carrying values through the end of their useful lives, based on their undiscounted net cash flows calculated in accordance with our impairment assessment described under “—Long-lived Assets”, on page [86].  We currently do not expect to sell any of these vessels, or otherwise dispose of them, significantly before the end of their estimated useful life.

SEC Comment Number 5

We note that, on May 25, 2010, you signed an agreement to cancel three 6,500 TEU newbuilding containerships, initially expected to be delivered in the first half of 2012, and recorded impairment loss of $71.5 million. We also note that, as of December 31, 2010, you have $1,131.3 million in commitments for the construction of 15 vessels. In this regard, please consider revising your MD&A disclosures to include a table, similar in format to the table provided on page F-48, detailing the following information for such commitments:

•      the contracted purchase price of each vessel.

•      the estimated market value of each vessel type.

•      contracted revenues associated with each vessel.

•      amount of cash advances at risk of forfeiture, and

•      remaining amounts due under contractual agreements.

If the estimated market value of the 15 vessels to be delivered is expected to be below the corresponding book value, please discuss the likelihood of canceling such orders and the estimated amount of any potential impairment related thereto.

Company Response

The Company had signed 15-year time charters for each of the three newbuilding containerships whose construction contracts were cancelled by the May 25, 2010 agreement referred to in the Staff’s comment.  These charters were negotiated in 2007 and accordingly had rates that were significantly above market rates as of May 2010, however, the Company had $221 million in aggregate remaining installment payments under the construction contracts for these newbuildings for which it was not able to arrange financing in 2010 (see “Operating and Financial Review and Prospects—Risk Factors” in the Company’s Report on Form 6-K filed on November 12, 2009).  The cancellation of these construction contracts was part of the Company’s negotiations with its banks to comprehensively restructure its indebtedness and fund or otherwise address its substantial contracted capital expenditure obligations.  In consideration for the cancellation of these contracts, the Company forfeited $64.35 million of previously paid deposits but did not remit any other funds (the $71.5 million impairment charge also included capitalized interest and other predelivery capital expenditures associated with these newbuildings of $7.16 million).

Of the Company’s 15 newbuilding vessels under construction as of December 31, 2010, nine have now been delivered and deployed under long-term time charters with major liner companies.  As of December 24, 2011, the remaining installments under the construction contracts for the Company’s remaining six newbuilding vessels, each of which is scheduled to be delivered in the first half of 2012, total approximately $491 million.  The Company expects to fund the remaining installment payments primarily with undrawn borrowing capacity under its credit facilities and other financing arrangements entered into in the first half of 2011.  The Company notes that these newbuilding vessels have long-term charters contracted in 2007, concurrently with entry into the vessel construction contracts, for 12 years at rates substantially above current market charter rates and the completion of these vessel acquisitions is expected to be accretive to the Company’s earnings.  As such and because, unlike the three newbuilding vessels cancelled by the May 25, 2010 agreement, the Company has the necessary financing in place to complete their acquisition, the Company has no intention to cancel any of its remaining six newbuilding vessels irrespective of the vessels’ market values.  Accordingly, the Company believes that disclosure of market values would not provide investors with additional meaningful information concerning the likelihood of potential impairment related to newbuilding cancellations, as management’s evaluation of whether to seek a cancellation is based principally on the availability or expected availability of the necessary financing and the contracted revenues associated with each newbuilding.

In addition, the Company supplementally advises the Staff that, as of December 31, 2010, it reviewed for impairment all of its advances for vessels under construction and concluded that the carrying value of each newbuilding vessel was less than the estimated undiscounted future net cash flows (cash inflows less associated cash outflows) when development would be substantially complete, including the cash out flows to be made in the future to make vessel ready for use, all remaining progress payments to shipyards and other predelivery expenses (e.g. interest capitalized).  Accordingly, no impairment charge was recorded.

In consideration of the Staff’s comment, the Company will, however, add in its future filings a table in its MD&A section, as follows:

The Company as of December 31, 201X, had the following capital commitments for the construction of containerships:

Vessel	TEU	Contracted Purchase Price	Contracted Revenue	Amount of Cash Advances	Remaining Amount Due Under Contractual Agreements
Newbuilding vessel 1
Newbuilding vessel 2
Newbuilding vessel 3
Newbuilding vessel 4
Newbuilding vessel 5
Newbuilding vessel 6
Total

The Company has committed financing for the remaining amounts due under the contractual agreements, and the Company currently expects each of these newbuilding vessels to be delivered according to its original terms.

*  *  *  *  *

In connection with responding to your comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at + 30 210 419 6404 or Stephen P. Farrell, of our counsel Morgan, Lewis & Bockius LLP, at (212) 309-6050.

Very truly yours,
DANAOS CORPORATION

/s/ Evangelos Chatzis
Evangelos Chatzis
Chief Financial Officer

cc: Morgan, Lewis & Bockius LLP
Stephen P. Farrell